Filed by Guidant Corporation pursuant to Rule 425
under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Guidant Corporation
Subject Company's Exchange Act File No.: 001-13388

Johnson & Johnson has filed a Registration Statement on Form S-4 with the SEC (Registration No. 333-122856) containing a preliminary prospectus/proxy statement regarding the proposed transaction. This material is not a substitute for the definitive prospectus/proxy statement Johnson & Johnson and Guidant will file with the Securities and Exchange Commission. Investors are urged to read the definitive prospectus/proxy statement, when available, which contains important information, including detailed risk factors. The prospectus/proxy statement and other documents filed by Johnson & Johnson and Guidant with the Securities and Exchange Commission are available free of charge at the SEC’s website (www.sec.gov) or by directing a request to Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933 Attn: Investor Relations; or by directing a request to Guidant, 111 Monument Circle, #2900, Indianapolis, IN 46204 Attention: Investor Relations.

Guidant, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Guidant and their ownership of Guidant stock is set forth in Guidant’s annual report on Form 10-K for the fiscal year ended December 31, 2004. Investors may obtain additional information regarding the interests of such participants by reading the definitive prospectus/proxy statement when it becomes available.

The following is a transcript of a video made available on Guidant Corporation’s internal website.

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Johnson & Johnson has filed a Registration Statement on Form S-4 with the SEC (Registration No. 333-122856) containing a preliminary prospectus/proxy statement regarding the proposed transaction. This material is not a substitute for the definitive prospectus/proxy statement Johnson & Johnson and Guidant will file with the Securities and Exchange Commission. Investors are urged to read the definitive prospectus/proxy statement, when available, which contains important information, including detailed risk factors. The prospectus/proxy statement and other documents filed by Johnson & Johnson and Guidant with the Securities and Exchange Commission are available free of charge at the SEC’s website (www.sec.gov) or by directing a request to Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933 Attn: Investor Relations; or by directing a request to Guidant, 111 Monument Circle, #2900, Indianapolis, IN 46204 Attention: Investor Relations.

Guidant, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Guidant and their ownership of Guidant stock is set forth in Guidant’s annual report on Form 10-K for the fiscal year ended December 31, 2004. Investors may obtain additional information regarding the interests of such participants by reading the definitive prospectus/proxy statement when it becomes available.

R	I’m Ron Dollens and I’m joined here today with Keith Brauer, the Chief Financial Officer of Guidant. The reason we set up this session is we thought that the employees would have numerous questions around the transaction we’ve done with Johnson & Johnson. We thought it would be more interesting to give you the opportunity to send in those questions (which you have done) and Keith and I will discuss those and give you the best answers - at least we have now. We also thought it was appropriate that the two of us do this in that we are the last two of the original Guidant Management Committee and part of this is a continued celebration of our tenth anniversary as a corporation. So with that, let me ask Keith to start with the first questions that you have submitted.

K	Thanks Ron. So Ron the question I get from many of my colleagues is WHY? Why this transaction and why now?

R	It’s all about the future. And when we think about the future in terms of product offerings that are going to be competitive, when we think about the future in terms of employees and having stability of workforce, when we think about the future around valuation and appropriate value for the corporation, I think each of those kind of come into that answer. From the products concept, each of us realize that the products are going to continue to be more complex. Drugs, biologicals, medical technologies are all going to integrated. If we think about other parts of our business, the communication systems that are going to be required are going to be increasingly sophisticated. The payment systems are going to become much more complex. When we think about the employees (and we know the experience we had in this regard last year) where we had a reduction in force, and its one of the challenges of being an independent entity. As part of Johnson & Johnson with 110,000 employees, we think that people are going to have more opportunities and more stable employment opportunities. From a valuation perspective, we think the value was correct in the $25.4 billion dollars. It would make Guidant one of the 100 most valuable corporations in the U.S. at that value. All the multiples look right. And Keith, as we reflect when we started the company, it had a market capitalization of a billion dollars, and this is just over $25 billion. So to put it in a stock price perspective, I was reflecting on that the other day, that when we started at $14.50 without the stock splits, that $76 price equates to $304. And I think the complexity of health policies is going to continue to make this a challenging environment, so with those elements it made a lot of sense we think to go into a Johnson & Johnson organization. Their value systems are very very similar to ours. Their orientation to have a decentralized operation and have Guidant as the franchise was also very appealing.

K	How did the transaction unfold? What are some of the major milestones between now and closing, and how long do you think it will take?

R	The agreement is in place, so we’ve agreed on the value and the real question ends up being a question of anti-trust consideration. So we have to apply to the regulatory bodies. The regulatory bodies have to make sure that the environment at the end of this will still be a very competitive environment, which is good for patients ultimately. And so they will be asking specific questions. Our view on that is there should be very good certainty that the deal will close. There is still a lot of hard work to happen there and we would guess that it would close by third quarter of the year we are in.

K	Well I think that talks about how confidant we are, but what happens if it doesn’t close?

R	If it doesn’t close, then we continue as a free standing entity.

K	So it’s important for us to just keep on going right now and see this through and trying to maintain our capability.

R	That’s right. We do need to maintain our capability, but I do think we have very high certainty the transaction will be completed. And so we need to be looking forward to say, how do we have between this Guidant as a franchise and J&J the most competitive organization that we can have.

R	Thank you for joining us. As you have questions please be sure to send those in on the source or through the e-mail and we will find an appropriate mechanism to get back and communicate with you. So for Keith and me, thank you for your time.